THE LAW OFFICE OF
CONRAD C. LYSIAK, P.S.
601 West First Avenue, Suite 903
Spokane, Washington 99201
(509) 624-1475
FAX: (509) 747-1770
EMAIL: cclysiak@lysiaklaw.com

October 15, 2012

Mark P. Schuman
Branch Chief - Legal
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549-3561

RE:	Touchpoint Metrics, Inc.
Form S-1 Registration Statement
File No. 333-180914

Dear Mr. Shuman:

In response to your letter of comments dated October 4, 2012, please be advised as follows:

Risk Factors

1.         The disclosure has been revised as requested.

Management's Discussion and Analysis

Our Business

2.         The disclosure has been reconciled as requested.

Certain Transactions

3.         The additional information requested has been provided.

Financial Statements
Statement of Cash Flows

4.         The classification and description has been revised as requested.

Notes to the Financial Statements
Note 2. Significant Accounting Policies
Revenues and Expenses

5.         The disclosure has been revised as requested.

Mark P. Schuman
Securities and Exchange Commission
RE:	Touchpoint Metrics, Inc.
Form S-1 Registration Statement
File No. 333-180914
October 15, 2012
Page 2

6.         We believe the initial subscription period is the appropriate period over which the customer benefits from the payment of the nonrefundable set-up fees in the SaaS subscription arrangements and we recognize the set-up fees over the term of the initial subscription period accordingly.  We cannot establish that the customer life will extend beyond the initial contractual period.  We have no historical evidence supporting an assumption that customers are likely or expected to renew and do not offer incentives such as discounted rates for subsequent renewals that would indicate a longer benefit period to the customer above and beyond the initial subscription period.

Note 7. Other Assets

7.         Our financial statements have been revised to state impairment of Petro Portfolio as of December 31, 2010.  Our impairment analysis is as follows:

PetroPortfolio Impairment Analysis

PetroPortfolio is an online media asset consisting of a website and registered domain name (petroportfolio.com), newsletter, and a database of ~71,000 opt-in subscribers (valid as of early September 2012) to the PetroPortfolio newsletter.

The asset was purchased by Touchpoint Metrics on July 16, 2007 in a stock trade with a related party. The asset had a valuation of $131,151 on the trade date which was based on the cost to develop the assets. 262,032 restricted common shares valued at $0.50 per share were issued to complete the purchase.

The website and newsletter remained highly active until mid-2008. Macroeconomic events during this period created an adverse business climate, resulting in management’s decision to cease PetroPortfolio-related operations in late 2008, eliminating the majority of associated costs. PetroPortfolio remains an inactive asset at this time, and in management’s opinion, carrying costs are negligible.

To assess the potential impairment of the PetroPortfolio assets, management looked to ASC 360-10, Impairment and Disposal of Long-Lived Assets (AS 360-10) for accounting guidance.

The following steps were taken to identify, recognize and measure the impairment of the PetroPortfolio assets:

1)	Indicators of impairment: The following were identified as indicators of impairment:

a.	Significant changes took place that had adversely affected the Company's assets, including technological, market and economic changes.

b.	There was evidence of some degree of obsolescence of the assets.

c.	That while PetroPortfolio is an intangible asset with an indefinite useful life, it was not available for immediate use.

Mark P. Schuman
Securities and Exchange Commission
RE:	Touchpoint Metrics, Inc.
Form S-1 Registration Statement
File No. 333-180914
October 15, 2012
Page 3

2)	Test for recoverability: Since impairment indicators were present, management took steps to determine whether an impairment loss should be calculated.

a.
Analysis of undiscounted future cash flows were based on management’s assumptions about the PetroPortfolio assets, including a review of potential cash inflows and associated cash outflows associated with the use of PetroPortfolio.

b.	Estimated cash flows included only cash inflows less associated estimated future expenditures necessary to maintain the service potential based on the assets as they existed when purchased.

c.	As a result of these tests, it was determined that the sum of PetroPortfolio estimated future undiscounted cash flows used to test for recoverability were less than its carrying value.

d.	Based on these results, it was determined that an impairment loss should be calculated.

3)
Measurement of impairment loss: Following the results of the test for recoverability, an impairment loss was calculated based on the excess of the carrying amount of PetroPortfolio over its fair value, as estimated by management.

Using the guidance in Financial Accounting Standards Board Accounting Standards Codification Topic 820, Fair Value Measurements and Disclosures (ASC 820), management estimated that a fair value for PetroPortfolio would be based on the price that would be received following the orderly sale of the assets in an open market at the measurement date. However, there was no known market activity for the PetroPortfolio assets at the measurement date, and as future cash flows could not be predicted as of the measurement date, the income approach was also not selected as a reliable valuation technique.  Therefore, of the three valuation techniques; market approach, cost approach and income approach, management determined the cost approach would provide the most reliable inputs to the valuation.

a.
For PetroPortfolio to be held for sale, management further determined that the calculation of fair value be based on the carrying value of the assets, less the estimated investment required to replace the service capacity of the assets to the approximate condition they were in at purchase.

i.	The impairment loss was calculated using two alternate techniques, each in support of the cost approach to asset valuation, and including:

1.	The fair market cost of recreating a substitute asset of comparable utility

a.	The cost of recreating the assets from scratch are based on leveraging currently available technologies and would include recreating the website, and related assets.
b.	The company elicited two estimates for website and related asset development, with one estimate at $97,450 and the second at $69,000.
c.	Based on this technique, the average estimated fair market cost of recreating the assets is $83,225.

2.	An analysis of costs to return the assets to their relative market position and service capacity at the time operations ceased

Mark P. Schuman
Securities and Exchange Commission
RE:	Touchpoint Metrics, Inc.
Form S-1 Registration Statement
File No. 333-180914
October 15, 2012
Page 4

a.
The cost to return the assets to their relative market position and service capacity at the time operations ceased were estimated based on leveraging existing technology platforms, and included a series of activities such as updating the website and related assets.

b.	The company elicited two estimates for return of the assets to their relative market position and service capacity at the time operations ceased, with one estimate at $67,320 and one at $54,000.
c.	Based on this technique, the average estimated fair market cost to return the assets to their relative market position and service capacity at the time operations ceased is $60,660.

b.
To arrive at an impairment value, the average of the above approaches (1)The fair market cost of recreating a substitute asset of comparable utility, and (2) An analysis of costs to return the assets to their relative market position and service capacity at the time operations ceased was calculated, resulting in an estimated average cost of $72,000.

The resulting charge for impairment of $72,000 was based on management’s review of these analyses, and accurately represents management’s opinion of the impairment.  Based on this analysis, the PetroPortfolio assets were impaired by $72,000.

This impairment was estimated by management to have occurred during FY 2010, approximately 24 months following cessation of PetroPortfolio-related operations. No further impairment was recognized in FY 2011, as management believes the value of the PetroPortfolio assets have not deteriorated further in that time, as measured by the potential for additional technological or market obsolescence.

8.         The disclosure has been revised as requested.

Exhibit Index

9.         The Company is concurrently herewith filing a withdrawal of its request for confidential treatment of portions of documents.  Accordingly all exhibits have now been filed without redaction of any kind.

Yours truly,

The Law Office of Conrad C. Lysiak, P.S.

BY:	CONRAD C. LYSIAK
Conrad C. Lysiak

CCL: hdw

cc: Touchpoint Metrics, Inc.